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November 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Liberty Latin America Ltd.
Draft Registration Statement on Form S-1
Submitted September 25, 2017
CIK No. 0001712184

Dear Mr. Spirgel,

On behalf of our client, Liberty Latin America Ltd. (“Splitco”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as contained in its letter dated October 5, 2017 (the “Comment Letter”) to Splitco regarding the above-referenced amendment to the draft registration statement on Form S-1 (the “DRS/A”) that was submitted on September 25, 2017.

To facilitate your review, we have repeated each of your comments followed immediately by the response of Splitco to that particular comment. In addition, we are publicly filing simultaneously herewith our Registration Statement on Form S-1 (the “S-1”), which was transmitted to the Commission today via the EDGAR system. We are also providing you supplementally a courtesy copy of the S-1 marked to show changes to the DRS/A. References to page numbers and section headings in our responses below refer to page numbers and section headings in the S-1. Capitalized terms used herein and not otherwise defined have the meanings given in the S-1.

*****

- 2 -	November 16, 2017

RESPONSES TO STAFF COMMENTS

Recent Developments

1. Comment:	We note your discussion of the impact of Hurricanes Irma and Maria on page 87, and elsewhere. Please expand your disclosures so that the impact on your businesses and infrastructure in each affected market is transparent to investors. With respect to each market, please indicate the approximate percentage decline in business that you have experienced, your estimate of the cost to be incurred to repair or replace your damaged infrastructure, your anticipated timing of such repairs, and the anticipated timing of the recovery in your operations. Also, with respect to each market, please disclose the extent insurance will cover (i) the costs incurred to restore and repair property and equipment and (ii) the adverse impact on your results of operations. Discuss the anticipated timing of your collection of the amounts claimed under your insurance policies and clarify if this could impact the timing of the recovery of the businesses.

RESPONSE:

In response to the Staff’s comments, we have added disclosure in the Overview section of the MD&A beginning on page 85. The disclosure includes our separate assessment of the impacts of the hurricanes on (i) our operations in Puerto Rico (“Liberty Puerto Rico”) and (ii) the impacted markets of our Cable & Wireless Communications Limited (“C&W”) operations, which include the British Virgin Islands, Dominica, Anguilla and Turks and Caicos (collectively, the “C&W Impacted Markets”). Based upon the collective immateriality of the C&W Impacted Markets, which together represented 3% and 2% of the LiLAC Group’s revenue and Adjusted OIBDA, respectively, during the three months ended June 30, 2017, we have aggregated the disclosures for these markets.

Also in response to the Staff’s comment, we have added disclosure in Risk Factors, on page 17 of the S-1.

Finally, we have provided disclosures on (i) pages F-19 to F-21 of the S-1 relating to impairments of certain long-lived assets of Liberty Puerto Rico and the C&W Impacted Markets as a result of the impacts of Hurricanes Irma and Maria, and (ii) page F-23 of the S-1, regarding Liberty Puerto Rico’s and C&W’s ability to comply with the terms of their respective debt agreements in light of the impacts of the hurricanes.

2. Comment:	In addition, in a forward looking discussion please disclose, in quantified detail, the anticipated impact on future revenues, results of operations and cash flows as a result the impact of Hurricanes Irma and Maria.

- 3 -	November 16, 2017

RESPONSE:

In response to the Staff’s comment, and as noted in further detail in Response #1 set forth above, we provide the requested disclosures beginning on page 85 of the S-1. In addition, we provide forward looking information with regard to the potential impacts of the hurricanes on Liberty Puerto Rico’s ability to comply with its debt covenants on page F-23 of the S-1.

Our businesses are subject to risks of adverse regulation, page 21

3. Comment:	We note your response to comment 7. Please tell us if you recorded an accrual for your allocable share of the Seychelles transfer tax in your historical financial statements. If not, please disclose the amount of the assessed Seychelles transfer tax which is subject to further negotiations.

RESPONSE:

The Staff is advised that we have accrued for the Seychelles transfer tax in our historical financial statements.

Reasons for the Split Off, page 41

4. Comment:	We note your response to prior comment 13. Please revise to remove the word “merely” from the second to the last sentence of the discussion of “Waiver of Shareholder Claims,” as it tends to mitigate the fact that the remedy available to a shareholder by virtue of the waiver has been circumscribed to instances of fraud or dishonesty only.

RESPONSE:

In response to the Staff’s comment, we have updated the disclosure on pages 6, 34 and 43 of the S-1 accordingly.

5. Comment:	We note your response to prior comment 14, and the revisions on page 43 in response to it. Please clarify, if true, that while neither Liberty Global nor any subsidiary or affiliate it controls immediately after the Split Off will have operations in the Caribbean or Latin America, and there are no plans to pursue such operations in the foreseeable future, neither is there any prohibition that would prevent Liberty Global from doing so at any time following the split-off.

RESPONSE:

In response to the Staff’s comment, we have updated the disclosure on page 43 of the S-1 accordingly.

6. Comment:	We note your response to prior comment 16. Please revise to include within your prospectus the reasons why the Liberty Global board did not consider the interests, positions held, and potential conflicts identified in connection with its determination to approve the split-off.

- 4 -	November 16, 2017

RESPONSE:

In response to the Staff’s comment, we have updated the disclosure on page 44 of the S-1 accordingly.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Kathryn Jacobson – Securities and Exchange Commission
Robert S. Littlepage – Securities and Exchange Commission
Celeste M. Murphy – Securities and Exchange Commission
Paul Fischer – Securities and Exchange Commission
Bryan H. Hall – Liberty Latin America Ltd.
John M. Winter – Liberty Latin America Ltd.
Jason Waldron – Liberty Global plc
Robert W. Murray Jr. – Baker Botts L.L.P.
Rick Ehrman – KPMG LLP
George Casey – Shearman & Sterling LLP
Robert Katz – Shearman & Sterling LLP
Harald Halbhuber – Shearman & Sterling LLP
Jeremy Kutner – Shearman & Sterling (London) LLP